N E W S R E L E A S E

February 21, 2013

Nevsun Expands on 2013 Exploration Plans at Bisha

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) today provides details on 2013 exploration plans on Eritrean properties.

2013 Exploration Objectives

  Spend $9 million on exploration
  Drill test new high potential exploration targets in the Bisha area including Hambok
  Announce maiden resource estimate for Northwest Zone in Q3

Cliff Davis, Nevsun CEO commented, “A fresh review of the exploration potential for our mining and exploration licenses has been completed recently. This has highlighted a large number of high quality untested targets both in the immediate Bisha Mine area and on our surrounding properties.  We have formulated a strategy to assess this excellent potential and will begin testing these targets immediately. These are exciting prospects.”

2013 Exploration Program
Bisha’s $9 million exploration budget this year will fund approximately 18,400 metres of drilling, data evaluation and resource estimation.

Bisha Mine Area Exploration
Bisha recently completed a review of the geophysical and geochemical database for the immediate Bisha Mine area.  This review highlighted a substantial number of shallow high quality ground and borehole transient electromagnetic (EM) anomalies that had not been tested or were inadequately tested prior to the commencement of mine development.  Many of these targets are immediately along strike of Bisha and have the potential to provide near term new resources for the Bisha operations (Figure 1).  Bisha will begin drill testing these high priority targets with an initial 2,400 meters of drilling.

Northwest Zone
The Northwest Zone, located 1.2 kilometers northwest of the Bisha Mine, was discovered in 2003 by the diamond drilling of an airborne EM anomaly.  Follow-up ground geophysics, soil sampling and drilling from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization.  The mineralization is associated with altered felsic volcanic rocks and is complex with multiple zones. Further work was deferred from 2007 to 2010 while the Bisha deposit was being prepared for mining.  A program of in-fill drilling began in 2011 and remains in progress.

In 2013, 14,000 meters of drilling is planned to complete the in-fill program at the Northwest Zone and to explore for additional mineralization to the north, south and southeast.  It is anticipated that a new NI43-101 compliant resource will be completed in the latter half of 2013 that will form the basis for a preliminary economic assessment of the deposit.

Hambok Resource Estimate and Further Drilling
Hambok is a copper-zinc massive sulphide deposit located 16 kilometers southwest of the Bisha mill.  Hambok is a steeply east dipping, lenticular body consisting of a single massive sulphide lens. The massive sulphide body extends for over 1,000 meters along strike. The distribution of assayed base metal values within the sulphide body shows that the best grades occur near surface along the top and outer edges of the body.

Hambok has a historical NI43-101 compliant resource completed by the previous owner in 2009 on 57 historical diamond holes totalling 13,245 meters. Between 2010 and 2012 an additional 33 holes totaling 10,923 meters of in-fill diamond drilling and 42 holes totaling 2,675 meters of RC (reverse circulation) drilling targeting near surface gold potential was completed to further define the deposit by the previous owner.  Bisha is currently completing the assaying work from this drilling. Bisha’s objective is to determine if there are sufficient economic resources to truck to the Bisha mill.

Bisha also believes there is good evidence that Hambok is structurally dismembered and that there is significant resource expansion potential.  Compilation of a significant amount of historical ground EM, IP (induced polarization) and soil geochemical data has highlighted possible extensions to the deposit along strike and to the immediate west of the deposit.  These targets have not been previously drill tested and Bisha has budgeted 2,000 meters of drilling to be completed at Hambok to evaluate these high potential targets (Figure 2).

Mogoraib Regional Exploration
Preliminary analysis of historical data across the Mogoraib license has highlighted a number of primary targets of interest for additional exploration.  These areas were selected based on coincident ground and airborne EM anomalies, soil geochemistry and interpreted hydrothermal alteration systems.  Two of the areas have not been drilled and one area has seen only limited drilling with positive results.  Although Bisha does not plan to drill test the areas in 2013, ground evaluation will begin in 2013 with a plan to pursue target testing in 2014.

Quality Assurance
Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

This news release contains forward-looking statements regarding planned exploration work, future resource estimates and potential mining activity. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. The Bisha Mine ranks as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com